SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

CONCIERGE TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $0.001 value per share
(Title of Class of Securities)

206065203
(CUSIP Number)

December 9, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.206065203

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Eliot Gerber and Sheila Gerber
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 106,308,072
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 106,308,072
9.	Aggregate Amount Beneficially Owned by each Reporting Person 106,308,072
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 11.99%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No.206065203

ITEM 1:

(a)  Name of Issuer:

  Concierge Technologies, Inc., a Nevada corporation

 (b)  Address of Issur’s Principal Executive Offices:

  29115 Valley Center Rd. K-206, Valley Center, CA 92082

ITEM 2:

(a)  Name of Person Filing:

Eliot Gerber
Sheila Gerber

(b)  Address of Principal Business Office or, if None, Residence:

Eliot Gerber
5 Hatamar St.
Binyamina, Israel 30500

Sheila Gerber
5 Hatamar St.
Binyamina, Israel 30500
(c)  Citizenship:

Eliot Gerber – United States of America
Sheila Gerber – United States of America

(d)  Title of Class of Securities:

 Common Stock, $0.001 par value per share

(e)  CUSIP Number:

 206065303

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned:

Eliot Gerber and Sheila Gerber, as joint tenants: 106,308,072

(b)  Percent of class:

Eliot Gerber and Sheila Gerber: 11.99%

(c)  Number of shares as to which the person has:

Number of shares as to which Eliot Gerber has:
(i)	Sole power to vote or to direct the vote	0
(ii)	Shared power to vote or to direct the vote	106,308,072
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	106,308,072

Number of shares as to which Sheila Gerber has:
(i)	Sole power to vote or to direct the vote	0
(ii)	Shared power to vote or to direct the vote	106,308,072
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	106,308,072

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased  to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

N/A

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to  this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the  Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.    Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.    Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.    Certification.

(b)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:December 19, 2016	By:	/s/ Eliot Gerber
Name: Eliot Gerber
Title: Individual

Date: December 19, 2016	By:	/s/ Sheila Gerber
Name Sheila Gerber
Title: Individual